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Brett Walter · 3rd

 **Climate Action Now**

 **Williams College**

Founder and CEO, Climate Action Now

San Francisco Bay Area · 316 connections · **Contact info**

Experience



Founder & CEO

Climate Action Now · Full-time
Jan 2018 – Present · 2 yrs 10 mos
Redwood City, California, United States

I'm excited to be the founder and CEO of a company that is wholly committed to tackling the climate crisis. We do this by giving ordinary people an app they can use to take meaningful climate action on their smartphones, every day, in seconds or minutes.

Founder and CEO, Homeschool Planet

Homeschool Planet
Oct 2018 – Present · 2 yrs 1 mo

I designed and led the development of Homeschool Planet, the leading online planning software for homeschooling families.

Founder & CEO

ePurchasePower, Inc.
Nov 2004 – Present · 16 yrs

I founded this company to develop software solutions for online buyers clubs, but have mainly used it to incubate other companies, including Climate Action Now, Homeschool Planet, and the Homeschool Buyers Co-op.

Founder & Former CEO

Homeschool Buyers Co-op

2005 – 2017 · 12 yrs

I bootstrapped this company and built it into the leading online buyers club for homeschooling families, with 200K+ customers and millions in annual revenue. I sold it in 2017 and ended my association with it completely in 2018.

Chairman & CEO

iPrint Systems, Inc.

Mar 2003 – Nov 2004 · 1 yr 9 mos

I oversaw the rebranding and reorganization of MadeToOrder.com into iPrint Systems, a leading online provider of custom business printing and promotional products.

Show 4 more experiences ⌄

Education



Williams College

B.A., History of Ideas

1971 – 1976

Activities and Societies: Phi Beta Kappa, Choir

Graduated Magne Cum Laude, recipient Alger Newhall Award



San Francisco State University

M.A. Education, Educational/Instructional Technology

1979 – 1980



